Exhibit 12.1

NORTHWEST PIPELINE LLC

COMPUTATION OF EARNINGS TO FIXED CHARGES

Thousands of Dollars, except ratios

(UNAUDITED)

	Year Ended December 31,					For the Nine Months Ended September 30,
	2012	2013	2014	2015	2016	2016	2017
Earnings Available for Fixed Charges:
Net Income	$136,723	$172,987	$170,553	$178,696	$180,455	$132,341	$138,843
Adjustment for undistributed income of equity investees
Plus — Interest expense and portion of rents representative of the interest factor, net of interest capitalized, and amortization of debt expense, discount and premium	46,993	46,814	46,776	46,640	39,616	31,144	25,193
Federal income taxes	—	—	—	—	—	—	—
Deferred federal income taxes	—	—	—	—	—	—	—
State and Municipal income taxes	3	12	20	12	18	10	12

Total	$183,719	$219,813	$217,349	$225,348	$220,089	$163,495	$164,048

Fixed Charges:
Interest on long-term debt	$44,439	$44,439	$44,439	$44,439	$37,769	$29,722	$24,010
Other interest expense (includes intercompany)	1,004	867	786	715	683	516	515
Portion of rents representative of the interest factor, including amounts capitalized	935	930	838	783	587	434	301
Amortization of debt expense, discount and premium	871	871	871	871	712	567	425

Total	$47,249	$47,107	$46,934	$46,808	$39,751	$31,239	$25,251

Ratio of earnings to fixed charges	3.89	4.67	4.63	4.81	5.54	5.23	6.50